ArcelorMittal acquires Brazilian iron ore miner, London Mining Brasil and acquires Brazilian port facility through partnership with Adriana Resources Inc.

Luxembourg, 20 August 2008 - ArcelorMittal, the world's leading steel company, today announces that it has agreed to acquire 100% of the issued share capital of London Mining South America Limited (“London Mining Brasil”) from Oslo listed London Mining plc (“London Mining”) for approximately US$764 million. The transaction also includes the assignment of inter-group loans from London Mining of approximately US$46 million. The total consideration payable to London Mining will amount to approximately US$810 million.

London Mining Brasil is an iron ore miner located in the Iron Quadrangle in the state of Minas Gerais approximately 65 kilometres from the city of Belo Horizonte, Brazil. Its principal activities are focused on the exploration, development and production of iron ore resources in the region.

London Mining Brasil’s Central, Eastern and Western Claims contain an estimated 1,059 million tonnes of measured, indicated and inferred iron ore resources. The iron ore from the London Mining Brasil mine has an average Fe grade of 38.0% and contained Fe of 402.6 million tonnes under Brazilian Reporting Standards.

London Mining Brasil is currently in the process of expanding its production of iron ore concentrate and lump ore from 1.4Mtpa to 3.2Mtpa in 2009 due to the operation of a recently commissioned sinter feed plant. Subject to further technical analyses, ArcelorMittal will consider investing up to US$700 million to increase production in the medium term to in excess of 10Mtpa.

ArcelorMittal has also reached an agreement (subject to contract) with Canadian based Adriana Resources Inc. (“Adriana”) for the development of an iron ore port facility in the State of Rio de Janeiro, Brazil (the “Port”). The Port is located in the Third District of the City of Mangaratiba and will be constructed on land acquired by Adriana in January 2008. ArcelorMittal intends to use its share of the port’s capacity to export iron ore from the London Mining Brasil mine to its steel facilities in the Atlantic basin.

ArcelorMittal’s agreement with Adriana includes the following elements:

•	Through a series of transactions, ArcelorMittal will acquire 80% of the Port for total consideration of approximately US$40.5 million with Adriana holding the remaining 20%;
•	ArcelorMittal has agreed to acquire up to 19.9% of Adriana’s common shares in two private placements and will also be granted a seat on Adriana’s Board of Directors;
•	The parties will each fund their pro rata portion of the Port development costs estimated to total approximately US$250 million for the first 10Mtpa of capacity; and
•	The parties will share in the capacity of the Port in proportion to their ownership.

Commenting, Aditya Mittal, Chief Financial Officer and Member of ArcelorMittal's Group Management Board said:

“This is another important investment in the dynamic Brazilian market. The acquisition of London Mining Brasil along with our investment in MPP - Mineração Pirâmide Participações Ltda ensures that our iron ore base is further diversified in the face of tighter supply for raw materials. In addition, the planned port facility at Sepetiba Bay in Brazil is the ideal captive solution to deliver access to the export market for ore from the Iron Quadrangle region.”

The above transactions are subject to receipt of the necessary approvals.

Notes to Editors

The Port site sits on a 771,818m2 parcel of land approximately 70 kilometres west of Rio de Janeiro in Sepetiba Bay on the coast of Brazil. The purchase of the adjacent Lot 3 comprising 85,757m2 is expected to be completed during the third or fourth quarter of 2008. The Port site has direct access to an extensive railway and transportation network. Permitting is underway and the site received Terms of Reference for environmental requirements on 28 May, 2008. Construction of the port facility is expected to commence as early as Q4 of 2008 and will take an expected 18-24 months to complete. It is expected that the Port will initially operate at a transshipment capacity of 5 to 10Mtpa.

RBC Capital Markets acted as the exclusive financial adviser to ArcelorMittal in respect of both transactions.